                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                            MERCER INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Shares, $1.00 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   5880561015
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                           Greenlight Capital, L.L.C.
                        420 Lexington Avenue, Suite 1740
                            New York, New York 10170
                            Tel. No.: (212) 973-1900
                       Attention: Chief Operating Officer
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               - with copies to -
                                Eliot D. Raffkind
                       Akin Gump Strauss Hauer & Feld LLP
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                 August 6, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------------
CUSIP No. 640497103                  13D/A
-------------------------
--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, L.L.C.
               13-3886851
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       1,286,700
              OWNED BY                 -----------------------------------------
                EACH                     8     SHARED VOTING POWER
              REPORTING
             PERSON WITH                       0
                                       -----------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               1,286,700
                                       -----------------------------------------
                                         10    SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,286,700
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*
                                                                          [X]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               OO
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------
CUSIP No. 640497103                  13D/A
-------------------------
--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               David Einhorn
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
--------------------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       2,517,500
              OWNED BY                 -----------------------------------------
                EACH                     8     SHARED VOTING POWER
              REPORTING
             PERSON WITH                       0
                                       -----------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               2,517,500
                                       -----------------------------------------
                                         10    SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,517,500
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*
                                                                          [X]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               14.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------
CUSIP No. 640497103                  13D/A
-------------------------
--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, Inc.
               13-3871632
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       1,230,800
              OWNED BY                 -----------------------------------------
                EACH                     8     SHARED VOTING POWER
              REPORTING
             PERSON WITH                       0
                                       -----------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               1,230,800
                                       -----------------------------------------
                                         10    SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,230,800
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*
                                                                          [X]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------
CUSIP No. 640497103                  13D/A
-------------------------
--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Saul E. Diamond
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               00
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       50,000
              OWNED BY                 -----------------------------------------
                EACH                     8     SHARED VOTING POWER
              REPORTING
             PERSON WITH                       0
                                       -----------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               50,000
                                       -----------------------------------------
                                         10    SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               50,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*
                                                                          [X]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------
CUSIP No. 640497103                  13D/A
-------------------------
--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Guy W. Adams
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               00
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       325,000
              OWNED BY                 -----------------------------------------
                EACH                     8     SHARED VOTING POWER
              REPORTING
             PERSON WITH                       0
                                       -----------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               325,000
                                       -----------------------------------------
                                         10    SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               325,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*
                                                                          [X]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

                         AMENDMENT NO. 2 TO SCHEDULE 13D

         This Amendment No. 2 to Schedule 13D (this "Amendment") is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight LLC"), Greenlight Capital, Inc., a Delaware corporation ("Greenlight Inc." and together with Greenlight LLC, "Greenlight"), and Mr. David Einhorn, the principal of each of Greenlight LLC and Greenlight Inc., relating to common shares of beneficial interest of Mercer International Inc., a Massachusetts trust organized under Washington law (the "Issuer"). Mr. Einhorn and Greenlight are collectively referred to herein as the "Greenlight Persons." This Amendment is also being filed by Mr. Saul E. Diamond and Mr. Guy W. Adams. The Greenlight Persons, together with Messrs. Diamond and Adams, are collectively referred to herein as the "Reporting Persons." The Reporting Persons hereby expressly disclaim the existence of a group for purposes of
Section 13D of the Securities Exchange Act of 1934. Information with respect to each person filing this statement is given solely by such person and no person has responsibility for the accuracy or completeness of the information supplied by another person. This Amendment modifies the original Schedule 13D filed by the Reporting Persons on June 23, 2003 (the "Original 13D"), as amended by Amendment No. 1 filed July 7, 2003.

         This Amendment relates to common shares of beneficial interest of the Issuer, par value $1.00 per share ("Common Shares"), owned by (i) Greenlight Capital, L.P. ("Greenlight Fund") and (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight LLC is the general partner, and
(iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore", and together with Greenlight Fund and Greenlight Qualified, the "Greenlight Funds") for which Greenlight Inc. acts as the investment advisor. This Amendment also relates to Common Shares underlying certain options with respect to which Messrs. Diamond and Adams may be deemed beneficial owners.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 of the Original 13D is hereby amended and restated below:

         The Greenlight Persons originally acquired the Common Shares owned by them for portfolio investment purposes. The Greenlight Persons subsequently determined to nominate two persons, Messrs. Diamond and Adams, for election to the Board of Trustees of the Issuer at the Annual Meeting and to solicit proxies from other shareholders in connection therewith. On June 20, 2003, Greenlight LLC entered into agreements with each of Messrs. Diamond and Adams in connection with their agreement to serve as nominees, which agreements are described more fully below in response to Item 6. Pursuant to the agreement between Greenlight LLC and Mr. Diamond, in consideration of Mr. Diamond agreeing to serve as a nominee, Greenlight LLC granted Mr. Diamond an option to acquire 50,000 Common Shares owned by the Greenlight Funds (the "Diamond Options"). Pursuant to the agreement between Greenlight LLC and Mr. Adams (the "Greenlight Adams Agreement"), in consideration of Mr. Adams agreeing to serve as a nominee, Greenlight LLC granted (1) Mr. Adams an option to acquire 100,000 Common Shares owned by the Greenlight Funds (the "Adams Options") and (2) GWA Investments LLC, which is managed by Mr. Adams, an option to acquire 225,000 Common Shares owned by the Greenlight Funds (the "GWA Options," and, together with the Diamond Options and the Adams Options, the "Greenlight Options").

         On July 2, 2003, Greenlight filed a definitive proxy statement on
Schedule 14A with the Securities and Exchange Commission relating to its proxy solicitation, which was amended on July 7, 2003 (the "Definitive Proxy Statement").

         On August 5, 2003, Greenlight entered into a settlement agreement with the Issuer (the "Settlement Agreement"). Pursuant to the Settlement Agreement, the Issuer agrees to limit the proposed matters to be decided at the Annual Meeting to (a) the election of two Class III trustees, one of which shall be Mr. Adams and the other of which will be unanimously named by Coghill Capital Management, LLC ("CCM"), Cramer Rosenthal McGlynn, LLC ("CRM") and Peter R. Kellogg ("PK") (the "Unrelated Shareholder Trustee"), (b) the ratification of Deloitte & Touche LLP as auditor, (c) approval of a stock option plan (the "2003 Option Plan"), pursuant to which the Issuer will grant options to purchase Common Shares to each of Messrs. Diamond and Adams and GWA Investment LLC and the Greenlight Options will be cancelled, and (d) such other business as may properly come before the Annual Meeting (collectively the "Proposals"). Additionally, the Issuer agrees (i) to file supplemental proxy materials relating to the Proposals subject to the review of Greenlight, (ii) not to propose any other action at the Annual Meeting other than the Proposals, (iii) to issue to Greenlight Common Shares equal in value to the difference between the exercise price of the Greenlight Options and the market price of the underlying shares at the time of exercise if the shareholders do not approve the 2003 Option Plan at the Annual Meeting, (iv) to provide Mr. Adams and the Unrelated Shareholder Trustee the same indemnification and exculpation protections received by current trustees and (v) to call a meeting of the Board of Trustees to nominate the Unrelated Shareholder Trustee as the lead trustee. Pursuant to the Settlement Agreement, Greenlight agrees (i) to cause all the shares that it beneficially owns to be present and counted at the Annual Meeting for the purposes of establishing a quorum, (ii) to vote its shares in favor of the Proposals, (iii) to notify the Securities and Exchange Commission that Greenlight will not use its Definitive Proxy Statement to solicit proxies for the nominees therein and will not nominate or propose any person for election as a trustee at the Annual Meeting, (iv) to cease and desist its current solicitation of proxies with respect to the Annual Meeting, (v) not to make or any way participate in any solicitation of proxies related to the Annual Meeting other than as provided for in the Settlement Agreement and (vi) not to influence any other shareholder's vote or otherwise seek control of the Issuer before the Annual Meeting or disparage the management or the Board of Trustees prior to the Annual Meeting. The Settlement Agreement also provides that if CCM, CRM and PK do not name the Unrelated Shareholder Nominee by August 8, 2003, the Annual Meeting will be postponed until September 22, 2003, and Greenlight and the Issuer will work together to select a mutually acceptable nominee for trustee. Additionally, pursuant to the Settlement Agreement, Greenlight LLC has agreed to enter into an amendment to the Greenlight Adams Agreement more fully described in Item 6 below, pursuant to which there will be certain limitations regarding the indemnification that Greenlight will provide to Mr. Adams upon his election as a trustee.

         The foregoing summary of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, a copy of which is attached as an exhibit hereto and incorporated herein by reference.

ITEM 5(e). INTEREST IN SECURITIES OF THE ISSUER

         The Reporting Persons have terminated the Joint Filing Agreement entered into among the Reporting Persons in connection with the filing of the original 13D and amendments thereto, which termination shall become effective immediately following the filing of this Amendment.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated as below:

         In consideration for Messrs. Adams and Diamond agreeing to serve as nominees of Greenlight for election to the Board of Trustees of Issuer, Greenlight LLC entered into an agreement dated as of June 20, 2003 (the "Agreement") with each of Messrs. Diamond and Adams whereby Greenlight LLC agreed to, among other things, indemnify such person in certain circumstances. Pursuant to the terms of each Agreement, Greenlight LLC has agreed to indemnify such person to the fullest extent permitted by applicable law from any and all damages, judgments, fines, penalties, settlements, deficiencies, losses and expenses, other than certain excluded losses, resulting from any action, suit or proceeding arising in connection with such person serving as a nominee of Greenlight to the Issuer's Board of Trustees, or if elected, as a trustee of the Issuer. Greenlight LLC has also agreed, subject to certain restrictions, to advance payments to such person for expenses incurred as a result of any such action, suit or proceeding.

         In addition to providing indemnification, the Agreement with Mr. Diamond provides that Greenlight LLC will (1) pay Mr. Diamond the amount of $100,000 and (2) grant Mr. Diamond an option to purchase 50,000 Common Shares with an exercise price of $4.53 per share and a one year expiration date.

         The Agreement with Mr. Adams provides that Greenlight LLC will (1) pay Mr. Adams the amount of $75,000, (2) grant Mr. Adams an option to purchase 100,000 Common Shares with an exercise price of $4.53 per share and a one year expiration date, and (3) grant GWA Investments LLC, which is managed by Mr. Adams, an option to purchase 225,000 Common Shares with an exercise price of $4.53 per share. This option expires at the later of 60 days from the date of the Agreement or 30 days after the Annual Meeting.

         Pursuant to the Settlement Agreement, Greenlight LLC has agreed to enter into an amendment to the Agreement, which amendment will be effective upon the effectiveness of the Indemnity Agreement to be entered into between Mr. Adams and Issuer upon Mr. Adams' election as a trustee. The Agreement with Mr. Adams, as amended, provides that Greenlight may only indemnify Mr. Adams for his services as a trustee in the following circumstances: (a) in respect of actions or proceedings initiated against Mr. Adams, or funded to the extent of 25% or more, by the Issuer or any of its affiliates, by MFC Bancorp Ltd. or any of its affiliates, or by any third party that has an executive officer, director or 10 percent shareholder who is an affiliate of the Issuer or MFC Bancorp; (b) if the Issuer does not indemnify Mr. Adams when required to do so pursuant to the indemnity agreement to be entered into between Mr. Adams and Issuer; and (c) with respect to the advancement of expenses in connection with any claim for liability under Section 16(b) of the Securities Exchange Act of 1934, as amended, or under United States federal or state securities laws for "insider trading".

         The Settlement Agreement between the Issuer and Greenlight is described in Item 4 above and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended by adding the following exhibits:

Exhibit 4 Settlement Agreement, dated as of August 5, 2003, among Greenlight LLC, Greenlight Inc. and Mercer International Inc.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   August 6, 2003


                                            GREENLIGHT CAPITAL, L.L.C.

                                            By: /s/ DAVID EINHORN
                                               -----------------------------
                                               David Einhorn, Senior Managing
                                                 Member



                                            GREENLIGHT CAPITAL, INC.

                                            By: /s/ DAVID EINHORN
                                               -----------------------------
                                               David Einhorn, President



                                            /s/ DAVID EINHORN
                                            --------------------------------
                                            David Einhorn



                                            /s/ SAUL E. DIAMOND
                                            --------------------------------
                                            Saul E. Diamond


                                            /s/ GUY W. ADAMS
                                            --------------------------------
                                            Guy W. Adams